UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra relevant event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: October 1, 2021	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

City of Buenos Aires, October 4, 2021
Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

We are writing in order to comply with section 2, Chapter I, Title XII of the CNV Rules (2013 revised version) and in order to amplify what was communicated on June 9, 2020 regarding the pledge of the shares of Loma Negra C.I.A.S.A. (the “Company”) by its direct controlling shareholder, Intercement Trading e Inversiones Argentina S.A.

In this regard, we inform that the Company's Board of Directors received a notification from its direct controlling shareholder by means of which it notified the execution of an amendment to the share pledge agreement entered into in June 2020 with Planner Trustee DTVM Ltda., in its capacity as pledgee. The purpose of the amendment is to extend the pledge guarantee to new obligations assumed by Intercement Brasil S.A., regarding the issuance of new simple debentures not convertible into shares, in accordance with the public offering regulations of Brazil for an additional amount of BRL 1,000,000,000 (equivalent to approximately USD 183 million), due in 2027. Such funds will be assigned to refinance debt assumed by the indirect controlling shareholder of the Company, Intercement Participações S.A.

Sincerely,

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Marcos Isabelino Gradin
Investor Relations Officer